787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

June 3, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 901

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 901 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following fund (the “Fund”), a series of the Trust:

iSharesBond 2023 Corporate Term ETF (formerly known as the iShares 2023 Investment

Grade Corporate Multi-sector Bond ETF)

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act to enhance the disclosure of the Fund’s investment strategies and risks and to make such other changes as the Trust deems appropriate. Although the Amendment is scheduled to become automatically effective 60 days after the filing, the Trust anticipates making a request for accelerated effectiveness.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer, Esq.

Katherine Drury

Michael Gung

Joel Whipple